Mail Stop 4561
      July 7, 2005

VIA U.S. MAIL AND FAX (615) 269-8461

Mr. Scott W. Holmes
Senior Vice President and Chief Financial Officer
Healthcare Realty Trust Incorporated
3310 West End Avenue
Suite 700
Nashville, TN  37203

      Re:	Healthcare Realty Trust, Inc.
      Item 4.01 Form 8-K
      Filed June 13, 2005
      File No. 001-11852

Dear Mr. Holmes:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed June 13, 2005

1. Refer to paragraph (d). Revise the Form 8-K to provide the disclosure required by Item 304(a)(iv)(A), (B) and (C) of Regulation
S-K for the disagreement and reportable events. Also, refer to Item
304(a)(v)(A) of Regulation S-K. Please file a revised Exhibit 16 letter.

2. Provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

3. Please provide us with a schedule of your quarter end adjustments to close the books, or adjustments recorded in connection with or as a result of the reviews for the quarters ended March 31, June 30, and
September 30, 2004. Clearly explain the reason for each adjustment.
For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income(loss). Also, tell us why none of the adjustments relate to prior period. Explain in detail why you believe the timing of each adjustment is appropriate.

4. When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Regulation S-K
Item 304 (a)(2). In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

Form 10-Q for the quarter ended September 30, 2004

Controls and Procedures

5. Supplementally, please tell us in detail how management came to the conclusion that your disclosure controls were effective at the end of the third quarter. This is inconsistent with the fact that in
Item 9A of exhibit 99.1 on Form 8-K filed June 24, 2005 management came to the conclusion that your disclosure controls were not effective as of December 31, 2004.

      File an amendment under cover of Form 8-K/A and include the
Item 4.01 designation, including the letter from the former accountant filed as an Exhibit 16. Please note that your former accountants should make it clear within the Exhibit 16 letter that it is in reference to your amended Form 8-K.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please provide the supplemental information requested above within 5 business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR.
The amendment requested should be filed as promptly as possible and should be reviewed by the former accountants. The letter required by
Exhibit 16 should cover any revised disclosures.

Any questions regarding the above should be directed to me at
(202)
551-3466.



								Sincerely,



								Matthew Maulbeck
								Staff Accountant

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Healthcare Realty Trust, Inc.
July 7, 2005



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